02 JUL -9 AM 10:54

PT Multimedia

July 5, 2002

02042458

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finan
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release of the Company announcing the decision of the Lisbon Commerce Court with respect to a legal proceeding involving the Company.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

50059380.DOC

PT Multimedia

PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, n.º 208, 1069-203 Lisboa
Collective Person n.º 504 453 513
Registered in the Lisbon Registrar of Companies under n.º 8357
Share Capital: 78,448,464 Euros

Material Event

Lisbon, Portugal, July 4, 2002 – PT-Multimédia announces that it was notified today of a decision of the Lisbon Commerce Court upholding as valid the withdrawal of a claim filed with the purpose of (i) declaring null and void the resolution of shareholders of PT-Multimédia, passed at the General Meeting held in April 20th 2001, which approved the company's 2000 annual accounts, (ii) and annulling the resolution of shareholders of PT-Multimédia, passed at the General Meeting held in May 18th 2001, which approved the share capital increase of Euros 21,161,800.

Once this court decision becomes final and effective, pursuant to paragraph b) of article 25 of the Securities Code, the 40,000,000 shares, issued in connection with the above mentioned capital increase that currently constitute the separate class of shares for trading purposes PTMZ (ISIN code: PTPTM7AM0001, central code: PTM7AM) will be fungible with the 79,949,000 PT Multimedia shares traded under the symbol PTM (ISIN code: PTPTM0AM0008, central code: PTM AM).

Contacts:

PT Multimedia
Lídia Falcão, Investor Relations Lidia.m.falcao@pt-multimedia.pt
Tel.: + 351 21 78 24725
Fax: + 351 21 78 24735